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                             February 25, 2022

       Enrique Mayor-Mora
       Chief Financial Officer
       CarMax, Inc.
       12800 Tuckahoe Creek Parkway
       Richmond, Virginia 23238

                                                        Re: CarMax, Inc.
                                                            Form 10-K for
Fiscal Year Ended February 28, 2021
                                                            Filed April 20,
2021
                                                            Form 10-Q for
Quarter Ended November 30, 2021
                                                            Filed January 6,
2022
                                                            File No. 001-31420

       Dear Mr. Mayor-Mora:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended February 28, 2021

       Business Overview
       CarMax Background, page 5

   1. You disclose in the third paragraph herein that CarMax, Inc. is a holding company and your operations are
conducted through your subsidiaries. Please explain to us your consideration of Rules
4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.
       Item 7. Management's Discussion and Analysis, page 26

   2. We note several instances in which two or more factors are cited as a cause of a variance, with references to
offsetting items in some cases, without quantification. To the extent practicable, please
quantify each factor cited so that investors may understand the
 Enrique Mayor-Mora
FirstName LastNameEnrique Mayor-Mora
CarMax, Inc.
Comapany25,
February  NameCarMax,
             2022      Inc.
February
Page 2 25, 2022 Page 2
FirstName LastName
         magnitude and relative impact of each on your results. Refer to section 501.04 of the
         staff   s Codification of Financial Reporting Policies for guidance.
Results of Operations - CarMax Sales Operations
Used Vehicle Sales
Fiscal 2021 Versus Fiscal 2020, page 34

3. In the first paragraph you state the increase in average retail selling price was partially offset by shifts in the mix of sales by vehicle age. Please explain how mix in sales by vehicle age affected the average retail selling price so readers may have a better understanding of it on the amount of your revenue. In doing so, consider an analysis of comparative selling prices by age.
Wholesale Vehicle Sales
Fiscal 2021 Versus Fiscal 2020, page 34

4. You state the decline in wholesale units was largely driven by lower appraisal traffic, partially offset by an increase in your appraisal buy rate. Please explain to us and disclose the reason for the increase in the appraisal buy rate given the lower appraisal traffic and your expectations about the level of your buy rate going forward as a trend factor pursuant to Item 303(b)(2)(ii) of Regulation S-K.
Gross Profit Per Unit, page 35

5. We note your presentation of "Gross Profit Per Unit" here and in your interim reports. In the footnotes to the tabular presentation, you state "the other and total categories... are divided by total used units sold." Please tell us and disclose why dividing by total used units sold is an appropriate reflection of "total gross profit per unit" when "total gross profit" includes wholesale vehicle gross profit.
Notes to Consolidated Financial Statements
Note 9. Income Taxes, page 66

6. Please explain to us what the line item "Partnership basis" in the table of deferred tax assets and liabilities on page 67 represents. Consider disclosing what it represents as well for full understanding by readers.
Form 10-Q for Quarter Ended November 30, 2021

Item 2. Management's Discussion and Analysis
Results of Operations - CarMax Sales Operations
Used Vehicle Sales, page 36

7. We note your disclosure regarding your increase in sales to be partially due to
         "macroeconomic factors." To the extent known, please include specific discussion of macroeconomic factors that materially impacted your results and may be indicative of
 Enrique Mayor-Mora
CarMax, Inc.
February 25, 2022
Page 3
         uncertainties known to management. In this regard, we note discussion within your earnings calls of the impacts to used vehicle sales resulting from the chip shortage, and potential uncertainties relating to your current used vehicle inventory. Refer to Item
         303(b)(2)(i) and (ii) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameEnrique Mayor-Mora                           Sincerely,
Comapany NameCarMax, Inc.
                                                               Division of
Corporation Finance
February 25, 2022 Page 3                                       Office of Trade
& Services
FirstName LastName